Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d) (1) or 13(e) (1) of the Securities Exchange
Act of 1934

(Amendment No._____)

The Asia Pacific Fund, Inc.
____________________________________________________________
(Name of Subject Company (issuer))

The Asia Pacific Fund, Inc. (issuer)
____________________________________________________________
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $.01 Per Share
____________________________________________________________
(Title of Class of Securities)

044901106
____________________________________________________________
(CUSIP Number of Class of Securities)

Earl D. Weiner
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-3820
____________________________________________________________
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction Valuation $	Amount of filing fee $
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________________________

Form or Registration No.: __________________________________

Filing Party: _____________________________________________

Date Filed: ______________________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

FOR IMMEDIATE RELEASE

Contacts:
Citigate Dewe Rogerson Rachel Lankester/Truc Nguyen 1 (212) 688-6840	Asia Pacific Fund Vasso A. Spanos 44-207-214-1335

ASIA PACIFIC FUND ANNOUNCES TENDER OFFER PROGRAM

(NEW YORK, NY September 18, 2000) - The Asia Pacific Fund, Inc. (NYSE, PSE: APB) announced today that the Fund’s Board of Directors has approved a tender offer to be conducted during the fourth quarter of this year for 15% of the Fund’s outstanding shares as of the commencement of the offer. The Fund also announced the decision by the Board of Directors to conduct two additional cash tender offers if during 13-week measurement periods ending the last Friday in August 2001 and 2002, shares of the Fund trade on the New York Stock Exchange at an average weekly discount from net asset value greater than 15%. Any such subsequent tender offer would be for at least 10% of the Fund’s outstanding shares at the commencement of the offer. All of these tender offers will be for cash at a 10% discount from the net asset value per share at the termination of the offer. These tender offers would be in addition to the share repurchase program announced by the Fund in May of this year.

On September 15, 2000, the Fund’s net asset value per share was $12.35, and the closing price on the New York Stock Exchange was $9.19, representing a 25.6% discount from net asset value.

Michael Downey, Chairman of the Board, stated that “This action is being taken because of the Board’s concern about the substantial discounts at which the Fund’s shares have been trading. The contemplated pricing of the cash tender offer in the fourth quarter and of possible additional cash tender offers at a 10% discount from net asset value is designed to benefit all stockholders. Tendering stockholders would be able to sell shares at discounts from net asset value that are lower than current market discounts, while all remaining stockholders would benefit from the anti-dilutive effect of the Fund’s purchasing its shares at below net asset value.”

The Asia Pacific Fund is a diversified, closed-end U.S. registered management investment company managed by Baring Asset Management (Asia) Limited. As of September 15, 2000, the Fund’s total net assets were approximately $225.8 million.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares. An offer will be made only by an Offer to Purchase and the related Letter of Transmittal.

Offers to Purchase and their related Letters of Transmittal when available should be read by stockholders because they will contain important information. Stockholders may obtain free of charge, when available, the Offers to Purchase and Letters of Transmittal from the web site of the Securities and Exchange Commission. The Fund will also make available to its stockholders, without charge, the Offers to Purchase and Letters of Transmittal.

For general information, contact Citigate Dewe Rogerson, 800-626-0993.

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